Mail Stop 3561

July 31, 2006

<u>Via Fax & U.S. Mail</u>

Mr. Gary A. Rose
Chief Financial Officer
3210 Eagle Run Drive, N.E. Suite 100
Grand Rapids, Michigan 49525

      Re: **Meritage Hospitality Group, Inc.**
              Form 10-K for the year ended November 27, 2005
   `   **Filed February 24, 2006**
              File No. 001-12319

Dear Mr. Rose:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                  Sincerely,

                                  Linda Cvrkel
                                  Branch Chief